Indaptus Therapeutics, Inc.

3 Columbus Circle

15th Floor

New York, NY 10019

February 11, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Indaptus Therapeutics, Inc. (CIK 0001857044)
Registration Statement No. 333-284707 on Form S-3 (the “Registration Statement”)

Ladies and Gentlemen:

Indaptus Therapeutics, Inc. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on February 11, 2025, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, Greenberg Traurig, LLP, by calling Gary Emmanuel at +1-212-801-9337. The Company hereby authorizes Mr. Emmanuel to orally modify or withdraw this request for acceleration.

Very truly yours,

Indaptus Therapeutics, Inc.

By:	/s/ Nir Sassi
Nir Sassi
Chief Financial Officer